                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Coulter Pharmaceutical, Inc.
                          ----------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    222116105
                                    ---------
                                 (CUSIP Number)

                                Michael F. Bigham
                      President and Chief Executive Officer
                          Coulter Pharmaceutical, Inc.
                              600 Gateway Boulevard
                   South San Francisco, California 94080-7014
                                 (650) 553-2000
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 15, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l9(e), 13d-1(f) or Rule 13(g), check the following box [ ].

                                  SCHEDULE 13D
CUSIP NO. 222116105

--------------------------------------------------------------------------------
   1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CORIXA CORPORATION

        91-1654387
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                              (b) [ ]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY
--------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
--------------------------------------------------------------------------------
     NUMBER OF        7.   SOLE VOTING POWER
      SHARES               0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY         8.   SHARED VOTING POWER
       EACH                3,681,315(1)
     REPORTING     -------------------------------------------------------------
    PERSON WITH       9.   SOLE DISPOSITIVE POWER
                           0
                   -------------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,681,315(1)
--------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*  [ ]
--------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.8%
--------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 222116105

--------------------------------------------------------------------------------
   1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        STEVEN GILLIS


--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                              (b) [ ]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY
--------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
-------------------------------- -----------------------------------------------
     NUMBER OF        7.   SOLE VOTING POWER
      SHARES               0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY         8.   SHARED VOTING POWER
       EACH                3,681,315(1)
     REPORTING     -------------------------------------------------------------
    PERSON WITH       9.   SOLE DISPOSITIVE POWER
                           0
                   -------------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,681,315(1)
--------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*  [ ]
--------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.8%
--------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 222116105

--------------------------------------------------------------------------------
   1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MICHELLE BURRIS


--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                              (b) [ ]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY
--------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
--------------------------------------------------------------------------------
     NUMBER OF        7.   SOLE VOTING POWER
      SHARES               0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY         8.   SHARED VOTING POWER
       EACH                3,681,315(1)
     REPORTING     -------------------------------------------------------------
    PERSON WITH       9.   SOLE DISPOSITIVE POWER
                           0
                   -------------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,681,315(1)
--------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*  [ ]
--------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.8%
--------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------


(1) See Items 4 and 5 hereof.

                             SCHEDULE 13D STATEMENT

        This statement on Schedule 13D, filed by Corixa Corporation, a Delaware corporation ("Corixa"), Steven Gillis ("Gillis"), an individual who is a United States citizen, and Michelle Burris ("Burris"), an individual who is a United States citizen, is filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended. Corixa, Gillis, and Burris are each referred herein as a "Reporting Person" and collectively as the "Reporting Persons". This statement is being jointly filed by the Reporting Persons pursuant to a joint filing agreement filed as Exhibit 1 hereto.

ITEM 1 - SECURITY AND ISSUER

        The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the "Shares" or the "Issuer Common Stock"), of Coulter Pharmaceutical, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 600 Gateway Boulevard, South San Francisco, California 94080.

ITEM 2 - IDENTITY AND BACKGROUND

        (a)-(c) Corixa is a biotechnology company that applies its advanced immunological expertise and proprietary technology platforms to discover and optimize vaccines and other antigen or adjuvant-based products. The principal business address of Corixa is located at 1124 Columbia Street, Suite 200, Seattle, Washington 98104. To the best of Corixa's knowledge as of the date hereof, the name, business address, present principal occupation or employment of each executive officer and director of Corixa, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

        Gillis is the Chief Executive Officer of Corixa. Burris is a Vice President and the Chief Financial Officer of Corixa. The principal business address for each of them is 1124 Columbia Street, Suite 200, Seattle, Washington 98104.

        (d) During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the other persons listed on
Schedule I attached hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the other persons listed on
Schedule I attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f) Corixa is organized under the laws of Delaware. Each director and executive officer of Corixa, including Steven Gillis and Michelle Burris, is a citizen of the United States.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Corixa entered into the Merger Agreement providing for the merger (the "Merger") of Clearwater Acquisitions Corporation ("Clearwater") with and into the Issuer with the Issuer as the surviving corporation, pursuant to which each outstanding Share will be converted into the right to receive 1.003 shares of common stock, par value $0.001 per share, of Corixa. The Merger is subject to the approval of the issuance of Corixa common stock in the Merger by Corixa's stockholders, the approval of the Merger by the Issuer's stockholders and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

        As a further inducement for Corixa to enter into the Merger Agreement and in consideration thereof, Michael F. Bigham; The Michael F. Bigham Trust; The Bigham Partnership; Brent G. Atwood; Brentwood Associates VII, L.P.; Joseph
R. Coulter, III; The Joseph R. Coulter, Jr. Trust; JRC Investment L.P.; Donald
L. Lucas; The Donald L. Lucas & Lygia S. Lucas Trust; The Donald L. Lucas Profit Sharing Trust; Coral Management Partners IV; Robert Momsen; InterWest Partners V, L.P.; InterWest Investors V; George J. Sella, Jr.; Samuel R. Saks, M.D.; Dwayne M. Elwood; William G. Harris; Arlene M. Morris; Dan Schochat; and Geoffrey T. Yarranton (collectively, the "Stockholders"), each entered into a Voting Agreement (collectively the "Voting Agreements"), each dated as of October 15, 2000, with Corixa whereby each Stockholder agreed to vote all of the Shares beneficially owned by such stockholder in favor of approval and adoption of the Merger Agreement. Corixa did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

        Pursuant to the Voting Agreements, the Stockholders granted an irrevocable proxy to Gillis and Burris (collectively, the "Proxy Holders") to vote their Shares at any meeting of stockholders or to act by written consent at any time prior to the earlier of the termination of the Merger Agreement and the effective time of the Merger, in favor of adoption of the Merger Agreement or against any action that is inconsistent with the Merger or could adversely affect the Merger.

        References to, and descriptions of, the Merger Agreement and the Voting Agreements, respectively, as set forth above in this Item 3, are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement, respectively, included as Exhibits 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety, respectively, where such references and descriptions appear.

ITEM 4 - PURPOSE OF TRANSACTION

        (a)-(j) The information set forth, or incorporated by reference, in Item 3 is hereby incorporated herein by reference.

        Pursuant to the Voting Agreements, the Stockholders have agreed to vote all of the Shares beneficially owned by them in favor of the approval and adoption of the Merger Agreement. The Voting Agreements terminate upon the earlier to occur of the completion of the Merger or the termination of the Merger Agreement. The name of each Stockholder and the number of outstanding shares of Issuer Common Stock held by each Stockholder are set forth on Schedule II hereto, which is incorporated herein by reference.

        The purpose of the Voting Agreements is to facilitate consummation of the Merger.

        Upon consummation of the Merger as contemplated by the Merger Agreement,
(a) Clearwater will be merged into the Issuer, (b) the Certificate of Incorporation and Bylaws of the Issuer will be replaced by the Certificate of Incorporation and Bylaws of Clearwater, (c) the directors and officers of Clearwater will be the directors and officers of the Issuer, (d) the Shares will cease to be authorized for listing on the Nasdaq National Market and (e) the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

        References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement, included as Exhibits 2 and 3, to this Schedule 13D, and are incorporated in this Item 4 in their entireties, where such references and descriptions appear.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

        (a) As a result of entering into the Voting Agreements, the Reporting Persons may be deemed to own beneficially 3,681,315 Shares of the Issuer Common Stock, or approximately 18.8% of the Issuer Common Stock, based on the number of Shares outstanding on October 13, 2000, as represented by the Issuer in the Merger Agreement.

        (b) By virtue of the Voting Agreements, the Reporting Persons may be deemed to share with the respective Stockholders the power to vote Shares of the Issuer Common Stock subject to the Voting Agreements. However, the Reporting Persons (i) are not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Voting Agreements and (ii) disclaim any beneficial ownership of the Shares of the Issuer Common Stock that are covered by the Voting Agreements. See the information in Item 2 with respect to the Stockholders and the information in Items 3 and 4 with respect to the Voting Agreements, which information is incorporated herein by reference.

        (c) None of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the other persons listed on Schedule I hereto, has engaged in any transaction in any Shares of the Issuer Common Stock during the 60 day period immediately preceding the date hereof except as described herein.

        (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock obtainable by the Reporting Persons.

        (e) Not applicable.

        Reference to, and descriptions of, the Merger Agreement and Voting Agreements as set forth in this Item 5, are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement included as Exhibits 2 and 3 to this Schedule 13D, and are incorporated in this
Item 5 in their entireties where such references and descriptions appear.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the form of Voting Agreement are included as Exhibits 2 and 3 to this Schedule 13D. Arnold Oronsky is a member of the board of directors of Corixa and of the board of directors of the Issuer. Except as described in this
Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of Corixa has any other contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of the Issuer.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT        DESCRIPTION
-------        -----------

   1. Joint Filing Agreement, dated October 25, 2000, among Corixa Corporation and the Proxy Holders

   2. Agreement and Plan of Merger, dated as of October 15, 2000, by and among Corixa Corporation, Clearwater Acquisitions Corporation and Coulter Pharmaceutical, Inc. (without exhibits).

   3.          Form of Voting Agreement

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 25, 2000                CORIXA CORPORATION
                                       By:     /s/ MICHELLE BURRIS
                                          ---------------------------------
                                       Name:   Michelle Burris
                                       Title:  Vice President and Chief
                                               Financial Officer

                                          /s/ STEVEN GILLIS
                                          ---------------------------------
                                          Steven Gillis

                                          /s/ MICHELLE BURRIS
                                          ---------------------------------
                                          Michelle Burris


        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                   SCHEDULE I

        The following sets forth the name, business address and present principal occupation or employment of each director and executive officer of Corixa. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 1124 Columbia Street, Suite 200, Seattle, Washington 98104.

                               BOARD OF DIRECTORS

NAME AND TITLE                              PRESENT PRINCIPAL OCCUPATION
--------------                              ----------------------------
Steven Gillis, Ph.D, Chairman of the Board  Chief Executive Officer, Corixa Corporation

Mark McDade                                 President and Chief Operating Officer, Corixa
                                            Corporation

Joseph S. Lacob                             Partner, Kleiner Perkins Caufield & Byers

Arnold Oronsky, Ph.D.                       General Partner, InterWest Partners

James W. Young, Ph.D.                       Chief Executive Officer, Sunesis Pharmaceuticals

                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

NAME AND TITLE                              PRESENT PRINCIPAL OCCUPATION
--------------                              ----------------------------
Steven Reed, Ph.D.                          Executive Vice President and Chief Scientific Officer

Kenneth Grabstein, Ph.D.                    Executive Vice President and Director of Immunology

Michelle Burris                             Vice President and Chief Financial Officer

Kathleen McKereghan                         Vice President, General Counsel and Secretary

Martin Cheever, M.D.                        Vice President and Director of Medical Affairs

Maureen Howard, Ph.D.                       Vice President and Director of Research and
                                            Development--Redwood City

Cindy Jacobs, Ph.D., M.D.                   Vice President and Director of Clinical Research

Charles Richardson, Ph.D.                   Vice President and General Manager--Hamilton

Gary Christianson                           Vice President, Technical Operations

                                   SCHEDULE II

        The following sets forth the name of each Stockholder that is a party to the Voting Agreement and the number of shares of Common Stock of Coulter Pharmaceutical, Inc. beneficially owned by each such Stockholder. Except as indicated below, each such person that is an individual is a U.S. citizen, and the business address of each such person is 600 Gateway Boulevard, South San Francisco, California 94080.

STOCKHOLDER                                                            SHARES
-----------                                                            ------
Michael F. Bigham(1)                                                   294,578

The Michael F. Bigham Trust                                            181,297

The Bigham Partnership                                                  50,000

Brian G. Atwood(1)                                                      27,043

Brentwood Associates VII, L.P.                                         145,981

Joseph R. Coulter, III(1)                                                7,639

The Joseph R. Coulter, Jr. Trust                                       344,856

JRC Investment L.P.                                                    137,333

Donald L. Lucas(1)                                                      19,594

The Donald L. Lucas and Lygia S. Lucas Trust                            37,244

The Donald L. Lucas Profit Sharing Trust                                 4,333

Coral Management Partners IV                                            44,379

Robert Momsen(2)                                                         5,000

InterWest Partners V, L.P.                                           1,799,825
3000 Sand Hill Road
Building 3, Suite 355
Menlo Park, CA 94025

InterWest Investors V                                                   11,319
3000 Sand Hill Road
Building 3, Suite 355
Menlo Park, CA 94025

George J. Sella, Jr.(2)                                                 15,000

Samuel R. Saks, M.D.(2)                                                  1,500

Dwayne M. Elwood(1)                                                    104,856

William G. Harris(1)                                                   124,468

Arlene M. Morris(1)                                                       106,584

Dan Schochat(1)                                                        169,489

Geoffrey T. Yarranton(1)                                                48,997

Total Beneficially Owned Shares Covered by Voting Agreements(1)      3,681,315

--------------
(1) Includes shares held by such Stockholder and shares issuable upon exercise of options within 60 days of October 1, 2000.

(2) Includes shares issuable upon exercise of options within 60 days of October 1, 2000.